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                                                        Exhibit 16(c)(4)


[TUCKER ANTHONY SUTRO CAPITAL MARKETS LETTERHEAD]


February 22, 2001

Mr. Greg Benning
Adams Harkness & Hill
Via: Email
GBENNING@AHH.com

Dear Greg:

As follow-up to my letter dated February 15th and our conversation yesterday, I want to clarify the central themes of our analysis with regard to the fairness of Aaron's offer to the Public shareholders of UNO Restaurant Corporation. Tucker Anthony is not attempting to enter into a legal debate with the Special Committee or Adams Harkness & Hill ("AHH") with regard to Delaware law nor your interpretation of the law. On the contrary, we are merely suggesting that the best valuation evidence in assessing the fairness of the proposed transaction from a financial point of view should be the financial analysis and comparison of historical transactions involving companies of similar ownership characteristics, market capitalizations and industry participation. In so doing, Tucker Anthony believes the $9.50 per share, which Aaron is prepared to offer, clearly falls within the range of fairness from a financial point of view.

As an additional point of evidence, as we discussed yesterday, I would like to address the VICORP Restaurant, Inc. acquisition announced on February 15th, 2001. Both UNO and VICORP offer mature, moderately growing, casual or family dining concepts. VICORP's financial profile resembles that of UNO ($372 million LTM revenues, $41.5 million LTM EBITDA, and $23.6 million LTM EBIT). Applying VICORP's enterprise value to LTM EBITDA and EBIT multiples of 4.3x and 7.5x, respectively to UNO's LTM financial data (pro-forma the contemplated Sale Leaseback transactions) results in an implied equity value to each UNO shareholder of $8.80 per share based on the EBITDA multiple and only $7.63 per share based on the EBIT multiple. These implied valuations would of course be lower if the Sale Leaseback transactions were not factored into the historical financial statements of UNO (a relevant fact, since VICORP includes $135mm of Net Book Value of PP&E, including 52 fee owned restaurant sites, and virtually no debt. Salomon Smith Barney provided advice to a special committee of independent directors of VICORP.

As I have mentioned before, you have done an excellent job advising the Special Committee in their efforts to raise the bid price from $8.75 to $9.50. It is now your responsibility to provide the committee with your guidance as to the fairness of this final offer from Aaron. Based on the financial analyses summarized in my previous letter and the VICORP transaction referenced herein, Tucker Anthony would be comfortable issuing an opinion that $9.50 per share is a fair price for the Public shareholders of UNO from a financial point of view. I would expect AHH to reach the same conclusion.

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Not a single party involved in this transaction wishes to see negotiations terminated, but my client is prepared to issue a press release announcing the withdrawal of his original bid and a disclosure that the Special Committee would not accept a revised proposal at $9.50 per share. It would be a shame if the shareholders were not afforded the opportunity to receive such a substantial premium for their shares in a transaction that is clearly fair from a financial point of view.

Please do not hesitate to call with any additional questions or comments. I hope that we can quickly bring this transaction to a successful conclusion.

Best Regards,

/s/ William C. Sinton
William C. Sinton
Managing Director





















cc: Bob Vincent
    Gus Alexander